Exhibit 99.2

UTime Limited Announces Pricing of $5 Million Registered Direct Offering

NEW YORK, Sept. 13, 2024 (GLOBE NEWSWIRE) -- UTime Limited (“UTime” or the “Company”) (Nasdaq: WTO), a mobile device manufacturing company committed to providing cost effective products and solutions to consumers globally and helping low-income individuals from established and emerging markets today announced that it has entered into a securities purchase agreement with certain accredited investor to sell $5 million of its ordinary shares in a registered direct offering.

Under the terms of the securities purchase agreement, UTime has agreed to sell 7,692,308 ordinary shares with a purchase price of $0.65 per share. The gross proceeds to UTime are estimated to be $5 million before deducting the estimated offering expenses.

The registered direct offering is expected to close on or about September 16, 2024, subject to the satisfaction of customary closing conditions.

The ordinary shares being sold pursuant to the registered direct offering are being made pursuant to a shelf registration statement on Form F-3 (File No. 333-278912), intially filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2024, and declared effective on June 10, 2024.  Such securities are being offered only by means of a prospectus. A prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering will be filed with the SEC. When available, copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained at the SEC’s website www.sec.gov or by contacting the Company, 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, People’s Republic of China 518061.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About UTime

UTime Ltd., established in 2008, is committed to providing cost-effective mobile devices to consumers globally and to helping low-income individuals from established markets, including the United States and emerging markets such as India and other countries in South Asia and Africa have better access to updated mobile technology. Since July 2023, we have added smart electric vehicle chargers into our product lines in response to the global demand for energy conservation and carbon reduction. For more information, visit the Company’s website at http://www.utimeworld.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the ability of the Company to regain compliance with Nasdaq continued listing requirements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors discussed in the “Risk Factors” section of the Annual Report in Form 20-F filed with the SEC on July 30, 2024. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

PR

Email: pr@westock.com